February 8, 2010 VIA EDGAR AND FACSIMILE	Steven D. Singer 212 295 6307 (t) +1 212 230 8888 (f) steven.singer@wilmerhale.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4720

Washington, D.C. 20549

Attention:	Sebastian Gomez Abero Jeffrey P. Riedler

Re:	AVEO Pharmaceuticals, Inc. Registration Statement on Form S-l (File No. 333-163778) Filed December 16, 2009

Ladies and Gentlemen:

On behalf of our client, AVEO Pharmaceuticals, Inc. (“AVEO”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of AVEO’s Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-163778) (as amended, the “Registration Statement”), and are providing to you in hard copy form a copy of such Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement, which was filed with the United States Securities and Exchange Commission (the “Commission”) on January 21, 2010.

Amendment No. 2 is being filed in response to your letter dated February 4, 2010, setting forth the comments of the Commission’s Staff (the “Staff”) regarding Amendment No. 1 to the Registration Statement (the “Comment Letter”). This letter, which has also been electronically filed with the Commission, contains AVEO’s responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this letter correspond to the page numbers of Amendment No. 2.

Critical Accounting Policies and Significant Judgments and Estimates, page 53

Stock-Based Compensation, page 55

1. Refer to your response to the first bullet point in comment 28. As a reminder, once an IPO price has been determined, please discuss each significant factor contributing to the differences between the fair value as of the date of your most recent equity issuance, the estimated IPO price, and if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation and the assumptions and methodology used.

Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, New York 10022

Beijing    Berlin    Boston    Brussels    Frankfurt    London    Los Angeles    New  York    Oxford    Palo Alto    Waltham    Washington

Sebastian Gomez Abero
Jeffrey P. Riedler
February 8, 2010
Page 2

Response: AVEO acknowledges the Staff’s comment and advises the Staff that AVEO will disclose the significant factors contributing to the difference between the fair value as of the date of AVEO’s most recent equity issuance and the estimated IPO price. AVEO further advises the Staff that it has disclosed on pages 56, 58 and 60 of the Registration Statement the fair value determined by and assumptions and methodology used in a contemporaneous valuation obtained in January 2010. Finally, AVEO advises the Staff that it will disclose in the Registration Statement such information related to any additional contemporaneous valuations obtained prior to the effectiveness of the Registration Statement.

2. Please refer to your response to the third bullet point in comment 28. Quantify in the filing the assumptions used in determining the 24% discount rate. Disclose in the filing a detailed analysis of the reason for the premium for company-specific risk used. It is not clear in your response what is meant by “qualitative assessments of risk, including AVEO’s progress in clinical trials and the adequacy of its capital reserves.”

Response: AVEO has revised the disclosure on pages 57 and F-31 of the Registration Statement in response to the Staff’s comment.

3. We note your response to the fourth bullet point in comment 28. We will evaluate your response and the accounting for any beneficial conversion feature relating to the convertible preferred stock issued in 2009 along with the amount of deferred revenue being recorded relating to the premium once an IPO price has been determined.

Response: AVEO acknowledges the Staff’s comment.

Business, page 70

Our Novel Approach to Modeling Human Cancer, page 89

4. Please explain what you mean by the terms “inducible oncogene approach.”

Response: AVEO has revised the disclosure on page 90 of the Registration Statement in response to the Staff’s comment.

Executive and Director Compensation, page 122

Compensation Discussion and Analysis, page 122

Annual Cash Incentive Program, page 125

Sebastian Gomez Abero
Jeffrey P. Riedler
February 8, 2010
Page 3

5. You disclose that the cash incentive payment for your Chief Executive Officer is subject to discretionary adjustments that your compensation committee deems appropriate. To the extent your compensation committee exercises this discretionary authority to adjust the 2009 cash incentive payment to your Chief Executive Officer, please disclose how such payment was adjusted and the reasons for such adjustment.

Response: AVEO has revised the disclosure on page 126 of the Registration Statement in response to the Staff’s comment.

6. We note your response to our prior comment 50 and the related disclosure on page 126. With respect to 2009 cash incentive payments, please disclose the “other significant achievements which created shareholder value” considered by your compensation committee.

Response: AVEO has revised the disclosure on page 126 of the Registration Statement in response to the Staff’s comment.

7. With respect to individual goals, your disclosure states that the compensation committee “establishes targets under each of these goals for each of the named executive officers.” Please disclose what those targets are.

Response: AVEO has revised the disclosure on pages 126 and 127 of the Registration Statement in response to the Staff’s comment.

8. We note your response to our prior comment 51. To the extent awards have not been determined by the time this registration statement goes effective, please acknowledge that you will file a Current Report on Form 8-K disclosing the payment, grant, award, decision or other occurrence as required by Item 5.02(f).

Response: AVEO acknowledges the Staff’s comment and advises the Staff that it has disclosed on pages 126 and 127 of the Registration Statement additional information related to determinations by its Compensation Committee with respect to 2009 and 2010 compensation for its named executive officers.

Please contact the undersigned at (212) 295-6307 or Cynthia T. Mazareas at (617) 526-6393 if you have any comments or questions regarding this letter.

Sebastian Gomez Abero
Jeffrey P. Riedler
February 8, 2010
Page 4

Very truly yours,

/s/ Steven D. Singer

Steven D. Singer, Esq.

cc:	Tuan Ha-Ngoc

Joseph D. Vittiglio, Esq.

Cynthia T. Mazareas, Esq.